VIA EDGAR

May 31, 2018

Re:	British American Tobacco p.l.c.
Form 20-F for the Year Ended December 31, 2017
Filed March 15, 2018
Form 6-K furnished May 2, 2018
File No. 001-38159

Dear Ms. Simpson and Ms. Erlanger:

On behalf of British American Tobacco p.l.c. (“BAT” and, together with its subsidiaries, the “Group”), we submit this letter in response to the comments and requests for additional information contained in your letter dated May 16, 2018 (the “Comment Letter”) from the staff of the Office of Transportation and Leisure (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), related to the above-referenced Form 20-F for the year ended December 31, 2017 (the “Form 20-F”) and Form 6-K furnished on May 2, 2018 (the “Form 6-K”). BAT has advised us as to the factual matters contained herein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment our response. Unless the context otherwise requires, all references to page numbers and section headings in the responses to the Staff’s comments correspond to the pages in the Form 20-F. All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F

General

1.
On pages 166 and 216, you state that in November 2015 you acquired the Blue Nile Cigarette Company Limited in Sudan. On your website you list offices that cover Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response: As described in more detail below, management of the Group has indicated that it believes that the Group has not had in the last three years, and does not currently have, material business operations or sales in Sudan or Syria. Its business operations and sales in respect of both of these countries relate to the manufacturing (in the case of Sudan only), marketing and sale of tobacco products. As described below, the aggregate total revenues attributable to these two countries were less than 1.0% of the Group’s total turnover during all periods presented.

Due to the immateriality of its operations and revenue in Sudan and Syria from a financial standpoint, the fact that the products which the Group markets and sells in these countries are all tobacco products and the management of the Group’s belief that the Group maintains policies and procedures designed to ensure that its activities worldwide comply in all material respects with the applicable and relevant trade sanctions, laws and regulations, including United States, European Union and other international trade sanctions and/or embargoes, management of the Group has indicated that the Group does not believe, nor is it aware of any indications, that its activities in Sudan or Syria are likely to negatively impact its corporate reputation and share value or to be viewed by investors as material in making an investment decision.

Sudan

In November 2015, the Group acquired Blue Nile Cigarette Company Limited, a manufacturer and distributor of cigarettes and other tobacco products in Sudan. The Group operates a manufacturing facility in Sudan dedicated to producing cigarettes to be sold in Sudan’s domestic market. The Group’s activity in Sudan is de minimis in the context of the Group’s global operations. In the years ended December 31, 2017, 2016 and 2015, Sudan represented 0.4%, 0.4% and 0.0%, respectively, of the Group’s total revenues. Similarly, as at December 31, 2017, 2016 and 2015, the Group’s total assets and liabilities in Sudan represented 0.1% and 0.1%, 0.2% and 0.1% and 0.2% and 0.1%, respectively, of the Group’s total assets and total liabilities.

The Group does not have any agreements, commercial arrangements or other contracts with the government of Sudan or, to the knowledge of management of the Group, with entities controlled by the government of Sudan. However, the Group does engage with the Sudanese government on a range of issues (i.e., federal and state taxes, licensing, excise tax increases and for registration of foreign capital and processing of importation requests) within the ordinary course of operating a tobacco business in Sudan.

Syria

The Group does not have a legal entity based in Syria and historically generated sales in Syria solely through certain third-party private authorized tobacco import license holders, to which the Group sold tobacco products. The Group’s last product order from Syria was placed in January 2018 and the Group has no product orders pending. The Group’s sales to third-parties in Syria are de minimis in the context of the Group’s global operations. In the years ended December 31, 2017, 2016 and 2015, Syria represented 0.2%, 0.2% and 0.1%, respectively, of the Group’s total revenues. As the Group does not have any operations in Syria, it does not have any assets or liabilities located in the country.

The Group currently has no legal presence, offices, affiliates, assets or employees in Syria and does not have any agreements, commercial arrangements or other contracts with (and does not otherwise engage with) the government of Syria or, to the knowledge of management of the Group, with entities controlled by the government of Syria.

2.
We note that your Form 20-F is also your annual report and includes additional information to that required in the Form 20-F. We also note that all information is listed in the table of contents under headings such as “strategic report,” “governance,” and “financial statements.” Please note that General Instruction C to Form 20-F indicates that the report on Form 20-F must contain the numbers and captions of all items required to be disclosed. Please revise accordingly.

Response: In response to the Staff’s comment, we respectfully note that the disclosure is included on pages 266 and 267 of the Form 20-F.

Note 7. Earnings Per Share, page 129

3.
We note your presentation of adjusted earnings per share and its calculation within the notes to the audited financial statements. Please note that Item 10(e)(1)(ii)(C) of Regulation S-K prohibits presentation of any non-GAAP financial measures in the notes to the financial statements unless you meet any of the exceptions in the Note to paragraph (e) in Item 10(e) of Regulation S-K. Please advise or revise accordingly.

Response: Paragraph 73 of IAS 33 Earnings per Share expressly permits disclosure, within the notes to the financial statements, of earnings per share measures other than those defined by IAS. These measures include those which are not based on specific line items reported in the income statement.

“If an entity discloses, in addition to basic and diluted earnings per share, amounts per share using a reported component of the statement of comprehensive income other than one required by this Standard, such amounts shall be calculated using the weighted average number of ordinary shares determined in accordance with this Standard. Basic and diluted amounts per share relating to such a component shall be disclosed with equal prominence and presented in the notes. An entity shall indicate the basis on which the numerator(s) is (are) determined, including whether amounts per share are before tax or after tax. If a component of the statement of comprehensive income is used that is not reported as a line item in the statement of comprehensive income, a reconciliation shall be provided between the component used and a line item that is reported in the statement of comprehensive income.”

Adjusted earnings per share, as disclosed in Note 7 of the Notes on the Accounts in the Form 20-F, is calculated and disclosed in accordance with the paragraph above and presents a numerical reconciliation to Adjusted earnings, used to calculate basic and diluted adjusted earnings per share, from Profit for the year attributable to owners of the parent, the closest line item reported in the income statement.

As such, management of the Group has indicated that the Group considers the disclosure to be in accordance with the note to paragraph (e) in Item 10(e) of Regulation S-K, which permits a foreign private issuer to include in its filings a non-GAAP financial measure that otherwise would be prohibited by Item 10(e)(1)(ii) if the non-GAAP financial measure relates to the GAAP used by the registrant, is required or expressly permitted by such GAAP, and is included in the annual report for use in the registrant’s jurisdiction of domicile.

Note 28. Contingent Liabilities and Financial Commitments, page 172

4.
We note your disclosure indicating that litigation is subject to many uncertainties, and generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. We also note that since the acquisition of the approximately 57.8% of RAI that the company did not already own effective July 25, 2017, RJRT has become an indirect, wholly owned subsidiary of the company, and RJRT Indemnification is therefore between members of the Group, and as such the Group no longer has the benefit from an indemnification by an external party. Please explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. We may have further comment upon reviewing your response.

Response: The Group’s management has indicated that the Group monitors legal actions pending against the Group to determine whether accruals are required and whether an estimate of a reasonably possible loss or range of loss can be made. On a semi-annual basis, the Group’s corporate finance team and in-house counsel reviews and assesses litigation pending against the Group for these purposes. Both of these groups review developments during the prior period and consider, among other things, the following: (i) the nature of the litigation or claim; (ii) any progress or developments in the specific matter or the general matter type; (iii) prior experience in similar matters; (iv) any changes or developments in the underlying legal or factual background; and (v) any changes or developments in the Group’s approach to the defense of the litigation or claim.

There are litigations pending in a number of jurisdictions against the Group related to its commercial operations and the sale of tobacco products. However, the Group has been unable to estimate a range of reasonably possible loss for its pending legal actions for several reasons, including, among others, the following: (i) the damages sought sometimes are not alleged in the complaints and, when alleged, may bear little or no relationship to the amounts of a potential adverse judgment; (ii) claims filed may be dormant and not actively pursued; (iii) there has been little or no fact discovery relating to some of the claims; (iv) claims being actively pursued may be dismissed before trial for either no value or for de minimis amounts; (v) many cases that are tried result in defense verdicts; (vi) the compensatory damages awarded for personal injury claims, when those claims are tried, are highly subjective and variable in that they may range from zero to substantial sums depending on factors such as (A) the governing law, (B) the presence or absence of co-defendants, and (C) the case-specific facts; (vii) punitive damages, where permitted, are not awarded in some cases and, when awarded, are highly variable and unpredictable; (viii) aggregated economic loss claims are subject to widely disparate valuations depending on the assumptions, data sources, and methods used by different experts; (ix) with limited exceptions, the Group companies vigorously defend each claim and do not settle other than in specific circumstances that typically have developed long after cases are filed; and (x) adverse verdicts may be reversed, modified, or reduced on appeal. While the Group companies include extensive disclosures relating to each category of claims, including the number and the status of the claims, the factors set forth above prevent the Group companies from developing a range of reasonably possible loss for disclosure, and those factors are longstanding ones that the Group companies do not foresee changing in the near term future.

In circumstances where it becomes apparent during the course of the litigation that a negative outcome is probable at or prior to the final appeal stage, Group management has indicated that consideration is given as to whether an outflow of economic resources will be required to satisfy a negative final appeal judgment. Where this is the case and should the amount of the obligation be capable of being reliably estimated, a provision is recognized based on best estimates and management judgement.

Form 6-K furnished on May 2, 2018

Exhibit 1, page 2

5.
We note that your Form 6-K furnished on May 2, 2018 includes the presentation of certain non-GAAP financial measures. We further note that the columns under the “Non-GAAP (Adjusted)” header begin with an adjusted amount, rather than the amount as reported under IFRS for the six months ended June 30, 2017. Please revise to include the disclosures required under Regulation G, including a reconciliation of all non-GAAP financial measures to the most comparable financial measure presented in accordance with IFRS, as well as a presentation of the most directly comparable financial measure presented in accordance with IFRS.

Response: We acknowledge the Staff’s comment, but respectfully submit that the requirements of Item 10(e) of Regulation S-K do not apply to the Form 6-K. The Form 6-K was furnished to the Commission as a periodic report pursuant to Rule 13a-16 and 15d-16 under the Securities Exchange Act of 1934 (the “Exchange Act”), and is not deemed to be filed for purposes of Section 18 of the Exchange Act or Item 10(a) of Regulation S-K and, accordingly, the requirements of Item 10(e) do not apply to the Form 6-K. We also note that, pursuant to Rule 100(c) of Regulation G, the Group is exempt from the requirements of Rule 100(a) of Regulation G. We further respectfully advise the Staff that BAT has not incorporated by reference, into any registration statement filed pursuant to the Securities Act of 1933, the Form 6-K.

We supplementally advise the Staff that the Group’s management has indicated that in the 6-K that presents the Group’s results for the six months ending June 30, 2018, it intends to include a reconciliation from revenue presented in accordance with IFRS to adjusted revenue.

Very truly yours,
/s/ Alyssa K. Caples
Alyssa K. Caples

Effie Simpson
Attorney Advisor
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Claire Erlanger
Attorney Advisor
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America
Copies to:

J. Benedict Stevens
Finance Director
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Paul McCrory
Company Secretary
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom